Contact

www.linkedin.com/in/vg-prince
(LinkedIn)

Top Skills

Robotics

Product Development

Telecommunications

Languages

Spanish (Full Professional)

Dutch (Full Professional)

French (Elementary)

English (Full Professional)

Certifications

Certified Artificial Intelligence
Specialist

Publications

Path to Series Production (Q2-2021
Update)

Path to Series Production (Q3-2022
Update)

Vernon Prince

CEO/Lead Consultant

Orlando, Florida, United States

Summary

As CEO and Lead Consultant for Prince Tech Advisory, I leverage my 35+ years of engineering and manufacturing experience to advance and optimize the design, development, and implementation of cutting-edge manufacturing processes and technologies, from semiconductor fab to full solutions, for my defense and commercial customers.

My recent career experiences include Global Vice President of Manufacturing at Infleqtion, where I was responsible for the industrialization roadmap for quantum-based products, from the semiconductor fab processes to full product assembly and test.

Prior to Infleqtion I was the Senior Director of Advanced Manufacturing Engineering at Luminar Technologies, where I led the establishment and expansion of the advanced automotive manufacturing capabilities for the company's groundbreaking lidar sensors and systems. My core competencies include strategic planning, cross-functional leadership, continuous improvement, and manufacturing innovation. I am passionate about creating a culture of excellence and collaboration among my team and partners, and I am committed to advancing the state of the art in manufacturing and associated engineering.

Experience

White Elephants' Technology
CEO
Oct 2024 - Present (1 month)

Prince Tech Advisory
Lead Consultant
June 2024 - Present (6 months)
United States

Infleqtion
Global Vice President Manufacturing
November 2023 - June 2024 (8 months)
Austin, TX

As the Global Vice President Manufacturing at Infleqtion, I loversee the design, development, and implementation of cutting-edge manufacturing processes and technologies, from semiconductor fab to full solutions, for quantum-based systems. Infleqtion is a leading provider of quantum computing, communication, and sensing products for defense and commercial customers.

Luminar Technologies
5 years 7 months

Sr. Director Advanced Manufacturing Engineering
July 2019 - May 2023 (3 years 11 months)

Director of Advanced Manufacturing
February 2019 - July 2019 (6 months)
Orlando, Florida Area

Director of Advanced Manufacturing Automation
November 2017 - February 2019 (1 year 4 months)
Orlando, Florida Area

AML Superconductivity and Magnetics
Vice President Of Development
2008 - October 2017 (9 years)
Palm Bay, Florida

A recognized leader in the development of innovative magnet-based and superconducting applications leading to transformational advances in a broad range of sectors, including energy, e-mobility, water treatment and medical systems.

Island Royalty LLC
Business Development
2004 - December 2015 (11 years)
Central Florida

Owner and Operator of first Cold Stone Creamery franchise locations in Brevard County, Florida. Developer of Commercial Real Estate properties in Indian River and Brevard County, Florida

TriMedia Publications
CEO
2005 - 2007 (2 years)
Melbourne, Florida

Marketing company specializing in the creation of weekly publications, web-based content and unique mobile phone marketing concept for small and medium-sized clients. Business growth planned through franchising into metro areas.

RDE Labs/Threat Sensing Inc.
Chairman
2004 - 2006 (2 years)

Developer of sensing systems for radiological dispersion devices (dirty bombs)

JDSU/Viavi Solutions
VP Global Manufacturing Automation
2001 - 2002 (1 year)
Melbourne, Florida Area

Responsible for development and deployment of manufacturing automation systems for JDSU Global

Optical Process Automation
CTO
2000 - 2001 (1 year)
Melbourne, Florida

Co-founder of innovative precision automation company for fiber-based telecom devices

AMTI
VP Programs and Product Development
1992 - 1997 (5 years)

Co-founder of back-end semiconductor packaging automation company. Became key supplier of equipment for automotive (Bosch, Delco) and major processor manufacturers (Intel, AMD, Motorola, IBM).

Education

Florida Institute of Technology
Bachelor of Science (BS), Computer Engineering
FloRida Institute of Technology
Master of Science (MS), Engineering/Industrial Management